UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Multi-Housing Income REIT, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10912

Maryland	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway Suite 320 Austin, TX	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Part II

The Company and its Affiliates

Multi-Housing Income REIT, Inc., is a Maryland corporation formed to invest in real property, which we refer to as the “Company” or by words like “we” or “us”.

The Company has engaged the services of Casoro Investment Advisory Firm, LLC, a Texas limited liability company, which we refer to as our “Manager”. Our Manager is owned by Casoro Capital Partners, LLC.

Casoro Capital Partners, LLC is a Texas limited liability company, which we refer to as our “Sponsor”. Our Sponsor is a real estate investment firm that creates discretionary funds suitable for high net worth individuals. Our Sponsor is owned by Casoro Capital, LLC, which is in turn owned by Monte K. Lee-Wen and Yuen Yung, whom we refer to as the “Principals”.

Mr. Lee-Wen also owns 50% of PPA Group, LLC, a real estate investment company that we refer to as “PPA Group,” and is its President and Chief Executive Officer.

Page | 1

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy capital;

●	risks associated with COVID-19 generally and its substantial negative impacts on the labor and real estate markets;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	risks associated with geographic and asset class markets where we may have – or end up having – a high concentration of investments;

●	risks associated with ownership of real estate in general, and residential properties in particular;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	intense competition in the real estate market that may limit our ability to attract or retain residents or re-lease space;

●	defaults on or non-renewal of leases by residents;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	decreased rental rates or increased vacancy rates;

Page | 2

●	difficulties in identifying properties, and consummating, real estate acquisitions, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real estate property tax rates;

●	our failure to qualify as a REIT;

●	our failure to successfully implement a liquidity transaction, including listing our shares of common stock on a securities exchange;

●	loss of key personnel;

●	risks associated with breaches of our data security;

●	exposure to litigation or other claims;

●	legislative or regulatory changes impacting our business or our assets;

●	changes in business conditions and the market value of our assets, including changes in interest rates, market rents, resident defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

●	our ability to access sources of liquidity when we have the need to fund redemptions of shares of our common stock in excess of the proceeds from the sales of shares of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act, the Investment Company Act and other laws; and

●	changes to generally accepted accounting principles, or GAAP.

Page | 3

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described in our Offering Circular under “Risk Factors,” the inclusion of such forward- looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Page | 4

Our Business

Overview

The Company was formed to invest in and manage a portfolio of real estate properties. We expect to acquire a diversified portfolio of primarily multi-housing properties with a focus on markets where we feel that the risk-return characteristics are favorable. We may also invest, to a limited extent, in other real estate-related assets. We plan to diversify our portfolio by investment risk with the goal of attaining a portfolio of real estate assets that provide attractive cash yields paid as dividends to our shareholders with the potential for capital appreciation.

Regulation A Offering

The Company is currently offering to the public shares of its common stock pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated May 4, 2018, as it may be updated and amended from time to time (the “Offering Circular”). The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company.

The Offering began on June 18, 2018. As of December 31, 2019, the Company had sold 535,411 shares of common stock in the Offering. We refer to the purchasers of Series A Investor Shares as “Investors.”

You should read the entire Offering Circular, as supplemented and amended, before investing in our stock, including but not limited to the section captioned “Risk Factors.”

Investment Objectives and Strategy

Our investment objectives are capital appreciation through growth in the value of our properties, and income from cash flow that can be paid as dividends to our investors. We were formed as a Maryland corporation to invest in and manage a portfolio of real estate properties. Our investment strategies center on multi-housing within the continental U.S. in the areas of student housing, multi-housing, conventional apartments, and senior living (existing and new development projects). We expect to use substantially all of the net proceeds from this offering to source, acquire, potentially develop, manage, operate, selectively leverage, and sell a diversified portfolio of primarily residential properties. Our Manager looks to leverage its financial expertise and operational experience in acquiring and repositioning multi-housing properties with upside potential within the continental U.S. We are targeting mid-single digit cap rates with an IRR of 12%+. The expected typical holding period is between 3 to 5 years. We do not expect to invest more than 15% of our assets in any one property.

Our strategies include the following:

●	Core Plus Strategy – Focused on quality multi-housing properties with quality residents in primary and secondary markets with an opportunity to increase net operating income.

●	Value Add Strategy – Focused on increasing occupancy and net operating income on multi-housing properties through renovations and repositioning of the property.

●	Opportunistic Strategy – Finding opportunities to participate in multi-housing new development, distressed sales and/or bankruptcy auctions.

Page | 5

We may also invest, to a limited extent, in other real estate-related assets. We plan to diversify our portfolio’s investment risk with the goal of attaining a portfolio of real estate assets that provides attractive cash yields to our shareholders with the potential for capital appreciation. Insofar as consistent with the REIT statutory restrictions, we may invest, to a limited extent, in other assets, including asset-backed and mortgage-backed obligations; loans; credit paper; accounts and notes receivable and payable held by trade or other creditors; trade acceptances; contract and other claims; executory contracts; participations obligations of the United States or any state thereof, foreign governments and instrumentalities of any of them; commercial paper; certificates of deposit; bankers' acceptances; trust receipts; and any other obligations and instruments or evidences of indebtedness. We may selectively leverage any and all of our acquired properties. The number of mortgages which may be placed on any one property is capped at three.

We may invest in private issuances of equity or debt securities of public companies; and in a loan, security or other full recourse obligations for which the business of the related obligor is significantly related to real estate. We may offer our own securities or the securities of our affiliates, alone or in combination with cash or other assets in exchange for real estate and related investments.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to shareholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

Our corporate office is located at 9050 N. Capital of Texas Highway, Suite 320, Austin, TX 78759. Our telephone number is: 512-872-2898. Information regarding our company is also available on our website at www.upsideavenue.com.

Information contained on or accessible through, our website is not incorporated by reference into and does not constitute a part of this Annual Report or any other report or documents we file with or furnish to the SEC.

Prior to acquiring an asset, our Manager committee will perform an individual analysis of the asset to determine whether it meets our investment guidelines.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments, the management of our portfolio and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Any or all of the investments, investment strategies and activities described here may be pursued by the REIT directly, by the Manager or Sponsor by other affiliated or third-party investment managers, if any, engaged by the Sponsor to manage REIT capital.

Page | 6

REIT Status

We were formed with the intention of qualifying as a real estate investment trust, or “REIT,” under section 856 of the Internal Revenue Code. Since inception we have operated our business in accordance with the requirements for REITs and will continue to do so. However, we do not yet qualify as a REIT because the ownership of the corporation is more concentrated than the applicable tax rules require. As we sell more shares we expect to satisfy these requirements and become eligible to be treated as a REIT.

Because the corporation has realized tax losses since inception rather than taxable income, the failure to qualify as a REIT has not caused any harm to date.

Opportunity and Market Overview

Investing with us offers investors the opportunity to gain exposure to high-quality real estate investments with lower fees and higher returns relative to public non-traded REITs.

Lack of Allocation Requirements

Nothing in our charter, organizational documents or otherwise provides for restrictions or limitations on the percentage of our investments that must be (i) in a given geographic area, (ii) of a particular type of real estate, or (iii) acquired utilizing a particular method of financing. The board of directors may change our targeted investments and investment guidelines without specific restrictions or limitations related to geographic location, diversification, or otherwise.

Risk Management

We will seek to manage risk through monitoring and analysis by the Manager of our portfolio. Although the Manager may commit a large portion of the REIT’s capital to one or more specific real estate assets, the Manager will also seek to mitigate risk through portfolio diversification.

Borrowing and Leverage Policy

We may utilize leverage in our investment program when the Manager considers it appropriate, including to acquire portfolio investments. Additionally, we may incur indebtedness: (i) to pay expenses of the REIT, (ii) to purchase the shares of any withdrawing shareholder, (iii) to finance improvements to a portfolio investment and (iv) to otherwise protect any portfolio investment or other asset as determined by the Manager in its sole discretion.

Currently, the REIT’s use of leverage is limited to a maximum of 80% of net asset value. The use of leverage may, in certain circumstances, maximize the adverse impact to which the REIT’s investment portfolio may be subject. Our Manager may from time to time modify our leverage policy in its discretion.

Page | 7

Liquidity Event

Subject to then existing market conditions, we may consider alternatives to our liquidation as a means for providing liquidity to our shareholders within approximately ten years from the completion of our Regulation A offering. While we expect to seek a liquidity transaction in this time frame, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that time frame. Our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

Prior to our completion of a liquidity transaction, our redemption plan may provide an opportunity for you to have your common shares redeemed, subject to certain restrictions and limitations.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Page | 8

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company was formed on October 17, 2017. As of December 31, 2019, the Company had invested a total of $4,347,375 in six separate real estate projects, all multi-family projects:

Name of Project	Amount of Investment	Nature of Investment
Water Ridge Apartments	$2,500,000	Equity
Capital on 28th	$210,000	Equity
Newport Apartments	$115,000	Equity
Highland Cross Apartments	$350,000	Promissory Note
Lookout at Comanche Hill Apartments	$780,500	Equity
The Jax Apartments	$391,875	Equity

For the 12-month period ending December 31, 2019 we experienced a taxable loss of $2,245.

Matters that would have an impact on future operations that have not had an impact in the past include the global pandemic which has been described in various sections of the document. Matters include concerns over the property manager’s ability to evict non-paying tenants due to national, state, or city eviction bans. Revenue collections in the Company’s real estate projects have been strong in the post-covid environment and despite a few pending evictions across the portfolio, the projects are generally expected to perform similarly in the future.

We are not aware of matters that have had an impact on reported operations that are not expected to have an impact on future operations.

Material Changes in Financial Line Items from 2018 to 2019

On the Balance Sheet,

●	Cash and Cash equivalents declined primarily due to a $2,500,000 investment in Water Ridge Apartments.

●	Real Estate investments, at cost increased due to investment in Water Ridge Apartments.

●	Real Estate investments, equity method increased due to a $391,875 investment in Jax Apartments and $780,500 investment in Lookout at Comanche Hill Apartments

●	Notes receivable increased $350,000 due to a note receivable made to Highland Cross Apartments.

Page | 9

●	Notes Receivable interest increased due to the interest accrued on the $350,000 notes receivable.

●	Deferred Offering Cost increased due to expenses paid out but not expensed related to activities associated with the issuance of the securities.

●	Asset management fee payable increased due to accruing asset management fees for 2019.

●	Due to affiliate reduced as accrued AP was paid to an affiliate.

●	Subscriptions received in advance are contributions that were received in 2019 for subscriptions that did not begin until 2020.

On the Income Statement,

●	Revenue increased due to increased distributions from investments as well as interest income associated with the $350,000 note receivable due from Highland Cross Apartments.

●	Increased expenses in 2019 reflect a full year of expenses.

Liquidity and Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in the Offering by selling shares of common stock to Investors. As of December 31, 2019, the Company had raised $5,354,121 in the Offering.

We are dependent upon the net proceeds from the Offering to conduct our proposed operations. We will obtain the capital required to purchase new investments and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

Further, we will have certain fixed operating expenses, including certain expenses as a publicly-owned company, regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

The Company had no material commitments for capital expenditures as of December 31, 2019 and has none today. Capital expenditures required by the individual real estate projects are raised during the initial acquisition of the property. Generally, no further capital is required from the Company during the operations and enhancement of each real estate project.

Page | 10

Trend Information

With unemployment approaching or threatening to approach levels not seen since the Great Depression, we are preparing for a number of negative effects of COVID-19 including:

●	A potential decrease in the number of phone calls and visits from potential new tenants.

●	A potential decrease in rents and occupancy and increase in rent delinquency. We have not experienced material economic impacts at this time.

●	Changes to our operating procedures. Due to COVID-19, many necessary changes were made to operations in early March 2020 including a move to virtual leasing as well as enhanced social distancing requirements and new protections for our employees. The effects of these are anticipated to play out over the next three quarters. However, we will minimize the impact of these changes by staying proactive and nimble in our business decisions.

●	Changes to operating policies have been made to conform to the requirements of the CARES Act passed in late March. The main impacts of the bill are a moratorium on providing residents with notices to vacate, on the filing of evictions, and waiving charges pertaining to non-payment of rent. Operations will be brought back in line as soon as possible.

We expect these trends to continue and perhaps accelerate, depending on the trajectory of COVID-19 and attempts by state and local governments to re-open their economies. Among other possible outcomes:

●	Occupancy levels might decrease, although we have seen no material change yet as compared to the same periods in 2019.

●	We intend to limit or pause rent increases on current residents until the pandemic eases. Depending on the circumstances, we could be forced to decrease rents.

●	We expect some tenants or prospective tenants to re-locate for financial reasons. In some cases, tenants may leave the market altogether, by moving in with relatives for example. Due to the nature of this uncertainty, we are unsure whether the net effect for our properties will be positive or negative.

●	We expect that this economic uncertainty will cause some families to postpone buying a house and rent instead, increasing the pool of potential tenants.

●	The pandemic has caused significant uncertainty in the value of assets, including real estate. Until that uncertainty is resolved, we anticipate fewer transactions to reach closing and it might be difficult for us to borrow money or raise capital by selling equity.

●	If occupancy rates and rents decrease while delinquencies increase, we or the entities in which we invest could be unable to meet our or their obligations as they become due. A reduction in cash flow and/or asset values could also cause us or the entities in which we invest to be in default under their respective loan covenants. Either scenario could lead to foreclosure and the loss of one or more properties.

In the short run, we expect a decrease in new lease signings offset by stronger renewal activity, both driven by residents’ desire to limit unnecessary movement during the pandemic. As a result, resources remain focused on maintaining above-market renewal rates while allocating additional capital to marketing efforts to capture the highest possible number of new leases from the decreased traffic. In specific cases, concessions will be utilized as a closing tool for both new leases and renewals.

We do not know how long the pandemic will last or how its effects will ripple through the American economy. We will continue to manage for the highest possible occupancies while reducing or eliminating rental rate increases and we will continue to work closely with residents, affected by CV-19, to create realistic and agreeable payment plans where necessary. These efforts coupled with aggressive expense control management will create the best possible position for our assets during this uncertain time.

Page | 11

Management

Our Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our shareholders as fiduciaries. Our board of directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to the board of directors' supervision. The current board members who have served since the formation of the entity are Yuen Yung, age 46, (initial term expires January 1, 2021), and Monte Lee-Wen, age 43, (initial term expires January 1, 2021).

All of our directors are also principals or officers of the Sponsor and Manager. All of our directors have invested in projects and/or affiliates of the Sponsor. As a result, we do not have any independent directors or management and conflicts of interest may arise. There are no other executive officers, significant employees, control persons or promoters who have contributed or will contribute to the Company.

Monte K. Lee Wen, Age 43

Monte Wen is a Principal of the Manager and an owner of the Sponsor. Monte has executed over $600 million in transactions, acquiring, managing, and repositioning commercial property across the United States. He is the President and CEO of The PPA Group, LLC, a multi-housing real estate investment company which he formed in 2002. Formerly located in Seattle, Washington, the company is now headquartered in Austin, Texas and also serves as a holding company for The PPA Group family of companies. He has a unique investment philosophy which involves evaluating and taking advantage of opportunities where superior risk-adjusted returns can be realized.

Through founding The PPA Group, Monte has been able to combine his investment experience and philosophy with the creative talent required to renovate and reposition properties. Monte brings an extensive knowledge in property assessment and transaction due diligence. He has created a standardized internal analysis system to effectively evaluate investment properties which has enabled The PPA Group to streamline the process of acquiring profitable real estate investments.

In 2008, Monte formed a subsidiary company called PPA Real Estate Management ("REM") to serve as the property management company for The PPA Group's real estate holdings and to conduct third-party fee management business. REM currently manages a diverse portfolio of multi-housing properties. Monte takes pride in investing not only in properties, but also in the communities and families that reside at the company's properties.

Monte is a seasoned entrepreneur having started and run several companies:

●	CLEAR Property Management, LLC - January 2008

●	United Equity Ventures, LLC - 2009

Page | 12

●	Ingenium Construction Company, LLC - November 2011

●	Performance Utility Management & Billing, LLC - February 2013

●	Casoro Capital, LLC - May 2015

His networking and speaking skills have propelled the company forward very quickly. He is actively involved in board positions and guidance committees of many private and public initiatives nationwide. During the last five years, Monte has held Board/Committee positions on the following organizations:

●	Athletes for Change - a Glenn Heights, Texas organization focused on guiding and mentoring kids through interactions and relationships with professional athletes

●	Thinkery - a children's museum located in Austin, Texas

●	IronShore Properties, LLC - a commercial real estate investment company.

Yuen Yung, Age 46

Yuen Yung is a Principal of the Manager and an owner of the Sponsor. Mr. Yung specializes in structuring investments that are suitable, attractive, and efficient for high net worth individuals, family offices, and institutions. With Yuen at the helm of Casoro Capital, and in partnership with The PPA Group, the companies have successfully achieved over $600 million in multi-housing transactions.

Prior to joining Casoro Capital in May 2015, Yuen was the founder and CEO of the franchisor "How Do You Roll?" a fast-casual sushi restaurant from April 2008 through December 2014. In 2013, he appeared on ABC's Shark Tank where the franchise received a $1 million offer from investor Kevin O'Leary – at the time the highest investment offer in the history of the show. He is currently Chairman of the Board of the Greater Austin Asian Chamber of Commerce, and volunteers as a mentor for Ignite Accelerator, an Austin-based business incubator.

Yuen previously spent 13 years in the investment management and advisory industry as the Managing Partner of Kenty, Yung, Ozias & Associates, where he oversaw 90 advisors and was responsible for the capital raise and management of more than $300 million in funds raised from high-net worth individuals, families, corporations, and charitable organizations. While a young businessman, Yuen developed 27 commercial retail sites as an entrepreneur.

Yuen's advice and expertise in the investment and financial space has been featured in national publications such as such as The Wall Street Journal and Entrepreneur magazine. Investopedia.com selected Yuen Yung as a contributor to its Advisor Insights, showcasing his financial, investment, and retirement advice to the site’s readership, which currently exceeds 20 million monthly readers.

Page | 13

Yuen holds a Bachelor of Business Administration from the McCombs School of Business at The University of Texas at Austin. He is also a graduate of MIT's Entrepreneurship Masters Program and has professional certifications as a Chartered Mutual Fund Counselor (CMFC®) and Board Certified Financial Planner (CFP®). Yuen was named as a finalist for an Austin Under 40 Award in 2013 and was honored with the Excellence in Teaching Award from The University of Texas Professional Development Center in 2006.

Yuen has held Board/Committee positions on the following organizations:

●	Leukemia Lymphoma Society (2001-2005) - Board Member for Austin, TX chapter

●	Entrepreneur's Organization (2004-2014) - Regional Learning Director

●	Thinkery (2006-2016) - President of the Board for a children's museum located in Austin, Texas

●	President of the Board for Greater Austin Asian Chamber of Commerce (2017-present)

Neither of the directors are or have been involved in any material legal proceedings during the past ten years. All of our directors are also partners of our Sponsor. All of our directors have invested in projects and/or affiliates of the Sponsor. As a result, we do not have any independent directors or management and conflicts of interest may arise. For more details, see “Conflicts of Interest and Related Party Transactions.”

Although the number of board members may be increased or decreased, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed for fraud, gross negligence or willful misconduct as determined by non-appealable decision of a court of competent jurisdiction, or by the shareholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

Our charter and bylaws provide that any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Our charter and bylaws provide that any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting with the unanimous consent, in writing or by electronic transmissions, of each shareholder entitled to vote on the matter.

Page | 14

Under Maryland law, our directors must perform their duties in good faith and in a manner each director believes to be in our best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties. As a result, we do not have any independent directors or management and conflicts of interest may arise. For more details, see "Conflicts of Interest and Related Party Transactions."

Our general investment and borrowing policies are set forth in the Offering Circular. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and Manager follow these policies and that these policies continue to be in the best interests of our shareholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in the Offering Circular.

Our Manager

The Company will follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this Annual Report unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our management agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Management Agreement

We have entered into a management agreement with our Manager, effective as of November 14, 2017, pursuant to which it will provide for the day-to-day management of our operations. The management agreement will require our Manager to manage our business affairs in conformity with the investment guidelines and policies that are approved and monitored by our board of directors. Our Manager's role as manager will be under the supervision and direction of our board of directors.

Page | 15

Term and Termination of Management Agreement

The management agreement may be amended or modified by agreement between us and our Manager. The initial term of the management agreement expires on the third anniversary of the effective date of the agreement and will be automatically renewed for a one-year term each anniversary date thereafter unless previously terminated as described below. Our board of directors will review our Manager's performance and the management fee annually and, following the initial term, the asset management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our directors, based upon (a) unsatisfactory performance that is materially detrimental to us taken as a whole, or (b) our determination that the management fee payable to our Manager is not fair, subject to our Manager's right to prevent such termination due to unfair fees by accepting a reduction of the management fee agreed to by at least two-thirds of our directors. We must provide 180 days' prior notice of any such termination. During the initial three-year term of the management agreement, we may not terminate the management agreement except for cause.

We may also terminate the management agreement at any time, including during the initial term, with 30 days’ prior written notice from our board of directors for cause, which is defined as:

●	our Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

●	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

●	any change of control of our Manager which our Independent Representative determines is materially detrimental to us taken as a whole;

●	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, the management agreement shall not be terminable; in addition, if our Manager (or such affiliate) diligently takes necessary and appropriate action to cure the damage caused by such actions in the first 30 days of our Manager's actual knowledge of its commission or omission, our Manager (or such affiliate) will have a total of 180 days in which to cure such damage before the management agreement shall become terminable; or

●	the dissolution of our Manager.

Page | 16

Our Manager may assign the agreement in its entirety or delegate certain of its duties under the management agreement to any of its affiliates without the approval of our board of directors so long as our Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require our approval under the Investment Advisers Act.

Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event. Our Manager may decline to renew the management agreement by providing us with 180 days’ written notice prior to the expiration of the initial term or the then current automatic renewal term. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us specifying such default and requesting the same be remedied in 30 days, our Manager may terminate the management agreement upon 60 days' written notice.

We may not assign our rights or responsibilities under the management agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor, in which case such successor organization will be bound under the management agreement and by the terms of such assignment in the same manner as we are bound under the management agreement.

Responsibilities of Manager

The responsibilities of our Manager include the following:

Investment Advisory, Origination and Acquisition Services

●	approve and oversee our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	serve as our investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of multi-housing rental properties and development projects, including commercial real estate equity, commercial real estate loans, and other real estate-related assets;

●	adopt and periodically review our investment guidelines;

●	structure the terms and conditions of our acquisitions, sales and joint ventures;

●	enter into leases and service contracts for the properties and other investments;

●	approve and oversee our debt financing strategies;

●	approve joint ventures, limited partnerships and other such relationships with third parties;

●	approve any potential liquidity transaction;

Page | 17

●	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;

●	oversee and conduct the due diligence process related to prospective investments;

●	prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for our Manager's investment committee to evaluate the proposed investments; and

●	negotiate and execute approved investments and other transactions.

Offering Services

●	the development of this Offering, including the determination of its specific terms;

●	preparation and approval of all marketing materials to be used by us relating to this Offering;

●	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

●	creation and implementation of various technology and electronic communications related to this Offering; and

●	all other services related to this Offering.

Asset Management Services

●	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our management agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our management agreement;

●	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

●	monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;

●	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

●	coordinate and manage relationships between us and any joint venture partners.

Page | 18

Accounting and Other Administrative Services

●	manage and perform the various administrative functions necessary for our day-to-day operations;

●	arrange for third-party service providers to assist with administrative services and legal services;

●	provide or arrange for office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

●	provide or arrange for financial and operational planning services and portfolio management functions;

●	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

●	maintain all appropriate company books and records;

●	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	provide us with all necessary cash management services;

●	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to shareholders;

●	evaluate and obtain adequate insurance coverage based upon risk management determinations;

●	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

●	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Page | 19

Shareholder Services

●	determine our distribution policy and authorizing distributions from time to time;

●	approve amounts available for redemptions of our common shares;

●	manage communications with our shareholders, including answering phone calls, preparing and sending written and electronic reports and other communications; and

●	establish technology infrastructure to assist in providing shareholder support and services.

Financing Services

●	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

●	negotiate terms of, arrange and execute financing agreements;

●	manage relationships between us and our lenders, if any; and

●	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

●	evaluate and approve potential asset dispositions, sales or liquidity transactions; and

●	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Executive Officers of Manager

Name	Age	Position
Yuen Yung	46	Chief Executive Officer; Investment Committee
Monte K. Lee-Wen	43	Principal; Investment Committee

Page | 20

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our management agreement limits the liability of our Manager, its officers and directors, our Sponsor and our Sponsor’s shareholder and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, our Sponsor and our Sponsor's shareholder and affiliates.

Our management agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, our Sponsor and our Sponsor’s shareholders and affiliates will not be liable to us. In addition, pursuant to our management agreement, we have agreed to indemnify our Manager, its officers and directors, our Sponsor and our Sponsor's shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney's fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the management agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of our Manager’s directors or officers. Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Page | 21

Support Agreement

Our Manager has entered into a support agreement with our Sponsor. Pursuant to this agreement, our Manager will be provided with access to, among other things, our Sponsor's portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties in exchange for a fee paid by the Manager representing our Manager's allocable cost for these services. Under the support agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that the REIT is required to reimburse / pay to our Manager under the management agreement (including reimbursement of the organizational and offering expenses, and payment of the asset management fee). Such payments would be made indirectly by the REIT to the Manager and directly by the Manager to the Sponsor.

Investment Committee of Manager

The investment committee of our Manager is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by: (1) considering and approving of each investment made by us, (2) establishing our investment guidelines and overseeing our investments, and the investment activity of other accounts and funds held for our benefit and (3) overseeing the investment activities of certain of our subsidiaries. The investment committee will consist of three members, each of whom will be appointed by our Manager, who will serve until such time as such investment committee member resigns or is replaced by our Manager, in its sole and absolute discretion. The initial investment committee will be comprised of Mr. Yung and Mr. Lee-Wen. In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Representative (defined below) will be required to approve the transaction. See “Conflicts of Interest and Related Party Transactions-Certain Conflict Resolution Measures-Our Policies Relating to Conflicts of Interest”. The investment committee may request information from third parties in making its recommendations.

Management Compensation

We do not expect to maintain an office or directly employ personnel. Instead, we rely on the facilities and resources of our Manager to manage our day-to-day operations.

Our Manager and its affiliates will receive the fees and expense reimbursements described in the chart below. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

Page | 22

Stage	Description	Determination of Amount	Actual or Estimate Amount
Organization and Offering	Reimbursement of Organization and Offering Expenses	The Company is responsible to pay or reimburse the Sponsor for organizational and offering costs in an amount not to exceed 3% of the gross proceeds of the offering, which if the maximum offering is raised would equal up to $1,500,000 to the Sponsor.	$110,796.00 since inception.
Acquisition of Investments	Reimbursement of Acquisition Expenses	The Company will reimburse the Manager and/or Sponsor for actual expenses incurred in connection with the selection or acquisition of an investment, whether or not the investment is actually acquired.	None
Operations	Asset Management Fee	2% of the net asset value of the Company per year, paid at the rate of 0.5% per quarter.	$94,192.00 since inception.
	Reimbursement of Fees	The Company will reimburse the Manager and/or Sponsor for out-of-pocket expenses paid to third parties in connection with providing services to the Company.	None
Liquidation	Disposition Fees	2% of total equity value at sale	Unknown

Page | 23

Conflicts Of Interest And Related Party Transactions

We are subject to various conflicts of interest arising out of our relationship with our Manager, our Sponsor and their affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

General

Our Manager and its affiliates will experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates may face include the following:

●	Our Sponsor’s real estate professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other entities affiliated with our Sponsor. Our Sponsor has previously sponsored, as of the date of this offering circular, one privately offered real estate fund that may have similar investment criteria to our own. It is possible that this fund could compete with us for investment opportunities.

●	Our Sponsor’s real estate professionals acting on behalf of our Manager will have to allocate their time among us, our Sponsor’s business and other programs and activities in which they are involved, including, potentially, additional private or publicly offered investment funds.

●	The terms of our management agreement (including our Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated through the benefit of arm’s length negotiations of the type which are normally conducted between unaffiliated parties.

Allocation of Investment Opportunities

We rely on our Sponsor’s executive officers and key real estate professionals who act on behalf of our Manager to identify suitable investments. Our Sponsor has in the past established and sponsored closed-end private equity real estate funds, and in the future, expects to establish and sponsor additional closed-end private equity real estate funds and additional REIT offerings, as well as other potential investment vehicles (including open-end funds and separate accounts). The existing closed-end private equity real estate funds do, and any future investment vehicles may, have investment criteria similar to ours. If a sale, investment or other business opportunity would be suitable for more than one investment vehicle sponsored by our Sponsor, our Manager’s investment committee will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Manager’s investment committee may determine to be relevant. The factors that our Sponsor’s real estate professionals could consider when determining the particular investment vehicle for which an investment opportunity would be the most suitable include the following:

●	the investment objectives and criteria of our Sponsor’s various investment vehicles;

Page | 24

●	the cash requirements of our Sponsor’s various investment vehicles;

●	the effect of the investment on the diversification of the portfolios of our Sponsor’s various investment vehicles by type of investment, and risk of investment;

●	the policy of our Sponsor’s various investment vehicles relating to leverage;

●	the anticipated cash flow of the asset to be acquired;

●	the income tax effects of the purchase on our Sponsor’s various investment vehicles;

●	the size of the investment; and

●	the amount of funds available to our Sponsor’s various investment vehicles.

Competition for Potential Investors by Affiliates of the Sponsor

The Casoro Capital Real Estate Fund I, LP and the PPA Group could compete with us for potential investors, although both of these entities impose different criteria with regard to investor eligibility than we do. There may be sufficient overlap between investment programs that all of our affiliates compete for certain investors. The limited partnership interests offered by the Casoro Capital Real Estate Fund I, LP are available only to accredited investors. However, it is possible that the private Fund could compete with us for some investor capital.

Allocation of Sponsor’s and Affiliates’ Time

We rely on our Sponsor’s key real estate professionals who act on behalf of our Manager, including Mr. Yung and Mr. Lee-Wen, for the day-to-day operation of our business. Mr. Yung and Mr. Lee-Wen are also managing members of our Sponsor. As a result of their interests in other affiliates of our Sponsor, including the PPA Group and the Casoro Capital Real Estate Fund I, LP, their obligations to other investors, and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Mr. Yung and Mr. Lee-Wen will face conflicts of interest in allocating their time among us, our Manager and other affiliates of our Sponsor and other business activities in which they are involved. However, we believe that our Manager and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the affiliates of our Sponsor for which they work.

Duties Owed by Some of Our Affiliates to Our Manager and our Manager’s Affiliates

Our Manager’s officers and directors and the key real estate and debt finance professionals of our sponsor performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of:

●	Casoro Capital Partners, our sponsor;

●	Casoro Investment Advisory Firm, our Manager;

●	The PPA Group

●	The Casoro Capital Real Estate Fund I, LP

Page | 25

As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager and its affiliates will receive an asset management fee from us, which fee has not been negotiated at arm’s length with an unaffiliated third party. This fee could influence our Manager’s advice to us as well as the judgment of affiliates of our Manager, some of whom also serve as our Manager’s officers and directors and the key real estate professionals of our Sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

●	the continuation, renewal or enforcement of provisions in our management agreement involving our Manager and its affiliates, or the support agreement between our Manager and our Sponsor;

●	public offerings of equity by us, which will likely entitle our Manager to an increase in the asset management fee;

●	acquisitions of investments from other Sponsor entities, which might entitle affiliates of our Manager or Sponsor to profit participations or to fees in connection with services for the seller;

●	whether and when we seek to list shares of our common stock on a stock exchange or other trading market;

●	whether we seek shareholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate professionals of our Sponsor who are performing services for us on behalf of our Manager for consideration that would be negotiated at that time and may result in these real estate professionals receiving more compensation from us than they currently receive from our Sponsor;

●	whether and when we seek to sell the company or its assets; and

●	whether and when we merge or consolidate our assets with other companies, including companies affiliated with our Manager.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

Page | 26

Security Ownership of Management and Certain Security Holders

The Company has outstanding only one class of stock: voting common stock. The following chart reflects the ownership of certain persons and groups of persons as of December 31, 2019:

Name and Address	Number of Shares	Percent of Total
Principals	200,523	37.45%
Monte K. Lee-Wen 9050 North Capital of Texas Highway Suite 320 Austin, Texas 78759	200,000	37.35%
Steven John Lenes 109 Ponsburry Road Mt. Pleasant, South Carolina	60,000	11.21%

Page | 27

Interest of Management and Others in Certain Transactions

The Company has engaged the Manager to perform certain services, as discussed in “Management – Management Agreement.”

As of December 31, 2019, the Company had invested in the following entities in which the Sponsor, the Manager, and/or the Principals have an interest:

Name of Entity	Amount of Company’s Investment	General Partner/Manager	General Partner/Manager’s Relationship to Company
PPA-LRE Water Ridge JV LP	$2,500,000	PPA-LRE Water Ridge GP LLC	PPA Group is the sole member of the General Partner. The Principals are the owners of Casoro Capital Partners, LLC.
Casoro Capital on 28th, LP	$210,000	Casoro Capital Partners, LLC	Casoro Capital LLC is the sole member of Casoro Capital Partners LLC. The Principals are the owners of Casoro Capital Partners, LLC.
Newport Apartments LP	$115,000	Newport Apartments GP LLC	PPA Group is the sole member of the General Partner. The Principals are the owners of Newport Apartments GP LLC.
411 Highland Cross LP	$350,000	411 Highland Cross GP LLC	Promissory Note Maker. The Principals are the owners of 411 Highland Cross GP LLC.
Casoro LACH LP	$780,500	LACH JV GP LLC	CGGP Management, LLC is the sole member of the Co-General Partner. The Principals are the owners of CGGP Management, LLC.
Casoro Jax, L.P.	$391,875	CGGP Management, LLC	Casoro Group is the sole member of the General Partner. The Principals are the owners of CGGP Management, LLC.

Page | 28

Financial Statements

Multi-Housing Income REIT, Inc.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR’S REPORT

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

Multi-Housing Income REIT, Inc.

Independent Auditor's Report

To the Board of Directors

Multi-Housing Income REIT, Inc.

We have audited the accompanying financial statements of Multi-Housing Income REIT, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Housing Income REIT, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Atlanta, Georgia

December 8, 2020

Multi-Housing Income REIT, Inc.

BALANCE SHEETS

As of December 31, 2019 and 2018

	2019	2018
Assets:
Cash and cash equivalents	$237,538	$2,640,075
Real estate investments, at cost	2,825,000	325,000
Real estate investments, equity method	1,172,375
Real estate investment, paid in advance	377,536	-
Note receivable, at cost	350,000	-
Deferred offering costs	255,655	131,674
Notes interest receivable	39,469	-
Other assets	706	-
Shareholder funds receivable	-	28,000
Total Assets	$5,258,279	$3,124,749
Liabilities:
Asset management fee payable	$80,236	$15,065
Due to affiliate	6,547	104,249
Accrued expenses	3,000	7,500
Subscriptions received in advance	134,800	-
Total Liabilities	224,583	126,814
Commitments	-	-
Shareholders' Equity
Common shares, $0.001 per share; 10,000,000 shares authorized; 535,411 and 309,550 shares issued and outstanding at December 31, 2019 and 2018, respectively	535	310
Additional paid-in capital	5,124,281	3,086,500
Accumulated deficit	(91,120)	(88,875)
Total Shareholders' Equity (Deficit)	5,033,696	2,997,935

Total Liabilities and Shareholders' Equity	$5,258,279	$3,124,749

The accompanying notes are an integral part of these financial statements

Multi-Housing Income REIT, Inc.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2019 and 2018

	2019	2018
Revenue:
Interest income	$228,145	$-

Total Revenue	228,145	-
Expenses:
Asset management fee	79,127	15,065
Organizational costs	10,205	-
Professional fees	117,884	47,140
General and administrative expenses	20,790	11,500
Other expenses	2,384	170
Total Expenses	230,390	73,875

Net Loss	$(2,245)	$(73,875)

The accompanying notes are an integral part of these financial statements

Multi-Housing Income REIT, Inc.

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 2019 and 2018

	Common Shares		Additional Paid-in	Accumulated	Total Shareholders' Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance as of December 31, 2017	-	$-	$-	$(15,000)	$(15,000)
Proceeds from issuance of common shares	309,550	310	3,095,190	-	3,095,500
Amortization of deferred offering costs	-	-	(8,690)	-	(8,690)
Net loss	-	-	-	(73,875)	(73,875)
Balance as of December 31, 2018	309,550	310	3,086,500	(88,875)	2,997,935
Proceeds from issuance of common shares	225,861	225	2,258,396	-	2,258,621
Dividends declared on common stock	-	-	(171,961)		(171,961)
Amortization of deferred offering costs	-	-	(48,654)	-	(48,654)
Net loss	-	-	-	(2,245)	(2,245)
Balance as of December 31, 2019	535,411	$535	$5,124,281	$(91,120)	$5,033,696

The accompanying notes are an integral part of these financial statements

Multi-Housing Income REIT, Inc.

STATEMENTS OF CASH FLOW

For the years ended December 31, 2019 and 2018

	2019	2018

OPERATING ACTIVITIES
Net Loss	$(2,245)	$(73,875)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Net change in asset management fee payable	65,171	15,065
Net change in accrued expenses	(4,500)	(7,500)
Net change in notes interest receivable	(39,469)	-
Net change in other assets	(706)	-
Net Cash Provided By (Used In) Operating Activities	18,251	(66,310)
INVESTING ACTIVITIES
Investment in real estate	(4,049,911)	(325,000)
Note receivable	(350,000)	-
Net Cash Used in Investing Activites	(4,399,911)	(325,000)
FINANCING ACTIVITIES
Proceeds from the issuance of common stock,
inclusive of subscriptions in advance	2,391,644	3,067,500
Payment of deferred offering costs	(172,635)	(137,864)
Payment of cash dividends	(142,184)	-
Net change in due to affiliate	(97,702)	101,749
Net Cash Provided By Financing Activities	1,979,123	3,031,385
Net Change in cash and cash equivalents	(2,402,537)	2,640,075
Cash and cash equivalents, Beginning of year	2,640,075	-
Cash and cash equivalents, End of year	$237,538	$2,640,075
Supplemental Disclosure of Non-Cash Financing Activity:
Proceeds from the issuance of common stock,	$-	$28,000
Shareholder funds receivable	-	(28,000)

The accompanying notes are an integral part of these financial statements

Multi-Housing Income REIT, Inc.

Notes to Financial Statements

December 31, 2019 and 2018

Note 1 - Organization and nature of operation

Multi-Housing Income REIT, Inc. (the “Company”) was formed as a Maryland corporation on October 17, 2017 to invest in and manage a diversified portfolio of multifamily properties located in target markets within the continental U.S. in the areas of student housing, multi- housing, conventional apartments and senior living. The Company is externally managed by Casoro Investment Advisory Firm, LLC (“Manager”), which is an affiliate of the sponsor, Casoro Capital Partners, LP (“Sponsor”). The Manager and Sponsor are each wholly-owned subsidiaries of Casoro Capital, LLC.

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

Pursuant to the Form 1-A filed with the SEC with respect to the offering (the “Offering”) of up to $50,000,000 in common shares, the initial purchase price for all shares was $10.00 per share as of December 31, 2019. The Offering was declared to be qualified by the SEC on June 18, 2018. As of December 31, 2019, and 2018, the Company has issued 535,411 and 309,550 shares respectively.

The Company commenced substantial operations on November 30, 2018, when the minimum capital raise of $3,000,000 was reached.

The Company offered a Distribution Reinvestment Plan to shareholders. By opting in to the Distribution Reinvestment Plan, shareholders are authorizing the Company to automatically reinvest any distributions that the shareholders receive from the Company into additional shares of the Common Stock, and to issue additional shares of Common Stock to the shareholders based on the then current price per share of the Common Stock.

Note 2 - Summary of significant accounting policies

Basis of presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates:

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and cash equivalents:

Cash and cash equivalents consist of demand deposits held at federally insured financial institutions. At times, amounts held at these financial institutions, may exceed the amount insured by the Federal Deposit Insurance Corporation. To date the Company has not experienced any losses on cash.

Multi-Housing Income REIT, Inc.

Notes to Financial Statements

December 31, 2019 and 2018

Shareholder Funds Receivable:

Shareholder funds receivable consists of amounts for shareholder subscriptions that have not yet settled as of December 31, 2018.

Subscriptions Received in Advance:

Subscriptions received in advance consists of amounts for shareholder subscriptions that have settled but not yet been admitted into the Company as of December 31, 2019.

Reclassifications:

Certain items in the prior year financial statements have been reclassified to conform to the current year presentation.

Commercial real estate investments:

The majority of the Company’s investments in limited partnership interests of entities that own commercial real estate are less than 10% of the net asset value of the entity the Company invested in. Therefore, the Company carries the value of these investments at cost, until there is an event that would require adjustment to the value, such as a return of capital in the form of a distribution. There are two investments that exceed 10% of the net asset value of the entity, Casoro JAX LP and Casoro LACH LP. Because these investments exceed 10% of the net asset value of the entity, the Company has accounted for these investments using the equity method reflecting equity in losses of investee to the Company of $0 which is represented on statements of operations.

The summarized balance sheet of the operating entities utilizing the equity method as December 31, 2019 is as follows:

Summarized Balance Sheet

December 31, 2019

Assets
Investments in Real Estate	$3,555,500
Total Assets	$3,555,500

Total Partners’ Equity	$3,555,500

Income taxes:

The Company intends to operate and be taxed as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. For the years ended December 31, 2019 and 2018, the Company has not qualified as a REIT and thus has not filed as a REIT.

Multi-Housing Income REIT, Inc.

Notes to Financial Statements

December 31, 2019 and 2018

The Company’s deferred tax assets consisted of the following at December 31, 2019 and 2018:

	2019	2018
Deferred tax assets
Federal net operating loss carryforward	$25,260	$15,514
State net operating loss carryforward	-	-
	25,260	15,514
Valuation allowance	(25,260)	(15,514)
Net deferred tax asset	$-	$-

The temporary differences that give rise to deferred income tax assets relate primarily to net operating losses generated by the Company. The amount of tax expense differs from the amount of expense that would result from applying the statutory rates to pre-tax income primarily due to certain nondeductible expenses and a valuation allowance.

The Company has no uncertain tax positions, as defined by US GAAP, as of December 31, 2019 and 2018.

Management believes it is more likely than not that there will be inadequate profits against which the deferred tax assets can be realized. Accordingly, the Company recognized a valuation allowance for the entire amount of the deferred tax assets as of December 31, 2019 and 2018.

At December 31, 2019 and 2018, the Company has net operating loss carryforwards of $173,146 and $79,290, respectively.

Organization and offering costs:

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to shareholders’ equity. The deferred offering costs will be charged against the gross proceeds of the offering when received or written off in the event that the offering is not successfully completed. Organization and offering costs of the Company are initially being paid by the Manager and/or affiliates on behalf of the Company. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the offering subject to achieving a minimum capital raise of $3,000,000. As of December 31, 2019, and 2018, the Company had $323,204 and $140,364 in offering costs of which $255,665 and $131,674 has been deferred and $67,539 and $8,690 has been amortized.

Multi-Housing Income REIT, Inc.

Notes to Financial Statements

December 31, 2019 and 2018

Note 3 – Investments in Real Estate Related Assets

All investments in real estate related assets have been made with entities in which the Sponsor, Manager, and/or principals have an interest.

The following table presents the Company’s investments in real estate assets as of December 31, 2019 as a reduction to additional paid-in-capital.

As of December 31, 2019
Asset Type	Number	Principal Amount or Cost	Carrying Value	Allocation by Investment Type
Limited Partnership Interests	1	$210,000	$210,000	5.25%
Limited Partnership Interests	1	391,875	391,875	9.80%
Limited Partnership Interests	1	780,500	780,500	19.53%
Limited Partnership Interests	1	115,000	115,000	2.88%
Limited Partnership Interests	1	2,500,000	2,500,000	62.54%
	5	$3,997,375	$3,997,375	100.00%

On January 14, 2019, the Company made a $2,500,000 Preferred Equity investment in PPA-LRE Water Ridge JV LP, which owned Water Ridge Apartments, a 476-unit apartment in Irving, Texas built in 1985.

On July 10, 2019, the Company made a $780,500 purchase of limited partnership equity in Casoro LACH LP, which is a member of LACH JV LP, which owns the apartment The Lookout at Comanche Hill. It is a 150-unit apartment building built in 2016. It is located in San Antonio, TX.

On September 25, 2019, the Company purchased $391,875 of Limited Partnership in Casoro Jax LP, a member of The JAX LP, which owns The Jax Apartments. It is a 322-unit apartment building built in 1977. It is located in San Antonio, TX.

The following table presents the Company’s investments in real estate, paid in advance as of December 31, 2019.

As of December 31, 2019
Asset Type	Number	Principal Amount or Cost	Carrying Value	Allocation by Investment Type
Limited Partnership Interests	1	377,536	377,536	100%
	5	$377,536	$377,536	300%

The following table presents the Company’s investments in real estate assets as of December 31, 2018 as a reduction to additional paid-in-capital.

As of December 31, 2018
Asset Type	Number	Principal Amount or Cost	Carrying Value	Allocation by Investment Type
Limited Partnership Interests	1	$210,000	$210,000	64.62%
Limited Partnership Interests	1	115,000	115,000	35.38%
	2	$325,000	$325,000	100.00%

On December 1, 2018, the Company purchased a 6.76 percent limited partnership equity into Casoro Capitol on 28th LLC for $210,000.  Capitol on 28th is a 223-unit apartment property in Oklahoma City, OK built in 1967 and rebuilt in 2014.

On December 13, 2018, the Company purchased an assignment of $115,000 of limited partnership interest into Newport Apartments GP LLC.  Newport is a 308-unit apartment property in Irving, TX built in 1981.

Multi-Housing Income REIT, Inc.

Notes to Financial Statements

December 31, 2019 and 2018

The following table presents the Company’s investments in real estate debt as of December 31, 2019.

As of December 31, 2019
Asset Type	Number	Principal Amount or Cost	Carrying Value	Allocation by Investment Type
Debt Investment	1	$350,000	$350,000	100%
	1	$350,000	$350,000	100%

On March 11, 2019, the Company made a Preferred Equity Loan of $350,000 to 411 Highland Cross LP, the owner of a 236-unit apartment building built in 1979. It is located in Houston, TX. The loan has an interest rate of 14 percent and shall not be compounded. Principal and interest are not due until maturity which is defined as the earlier of the sale of apartment building, the sale of the equity interests in the property owner, or March 31, 2039.

Note 4 - Related party transactions

During the years ended December 31, 2019 and 2018, an affiliate of the Company paid for certain costs of the Company. The amounts that have not been repaid are included in due to affiliate in the accompanying balance sheet. The amounts will be repaid with offering proceeds when received, to the extent they don’t exceed three percent (3%) of the offering proceeds received at the time of repayment. The amount outstanding at December 31, 2019 and 2018 was $6,547 and $104,249, respectively. During the year ended December 31, 2018, the Company reimbursed the Manager $90,000.

Asset Management Fee

In consideration for the Manager’s services to the Company, the Company is responsible to pay the Manager a quarterly Asset Management Fee equal to 0.5% (2% annualized), paid quarterly to the Manager based upon the quarter end NAV of the Company. During the years ended December 31, 2019 and 2018, the Company was charged $79,127 and $15,065, respectively, which is included in the statement of operations. As of December 31, 2019, and 2018, there is $80,236 and $15,065 outstanding, respectively.

Note 5 - Equity

The Company is authorized to issue up to 10,000,000 shares of common stock, with $0.001 par value. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

Note 6 – Economic Dependency

Under various agreements, the Company has engaged or will engage Casoro Capital, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Casoro Capital, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Multi-Housing Income REIT, Inc.

Notes to Financial Statements

December 31, 2019 and 2018

Note 7 – Commitments and Contingencies

Legal Proceedings

As of December 31, 2019, the Company was not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that the Company currently assesses as being significant to us.

Note 8 – Concentrations of Credit Risk

The Company maintains its cash account with financial institutions.  At times, these balances may exceed the federal insurance limits; however, the Partnership has not experienced any losses with respect to its bank balances in excess of government provided insurance.  Management believes that no significant concentration of credit risk exists with respect to these balances at December 31, 2019.

Note 9 – Administration Agreement

The Company has entered into an administration agreement with Mainstream Fund Services to provide accounting and administrative functions to the REIT which is effective through December 31, 2019. The administration fees charged to the Company during the years ended December 31, 2019 and 2018 were $15,000 and $7,500, respectively, which are included in general and administrative expenses in the statements of operations. As of December 31, 2019, and 2018, $3,000 and $7,500 was due to Mainstream and is included in accrued expenses in the balance sheet. The agreement provides for quarterly minimum fees that are the greater of $7,500 or 11 basis points on the Net Asset Value of the REIT. The minimum fee for the first six quarters has been reduced to $5,000 per quarter. The Company is expected to pay no less than $20,000 in fees for the year ended December 31, 2019.

Note 10 - Subsequent events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through December 8, 2020 (the date the financial statements were available to be issued) and determined that the Company did not have any material subsequent events that are required disclosure in the notes to the financial statements except as noted below.

Subsequent to the balance sheet date, the effects of the COVID-19 virus began impacting many aspects of the U.S. economy. The Company recognized that COVID-19 may have an adverse impact on its business and investments, however, as of the December 8, 2020 there were no quantifiable measurements of adverse effects on the Company’s business or investments.

Multi-Housing Income REIT, Inc.

Notes to Financial Statements

December 31, 2019 and 2018

New Investments

From January 1, 2020 to December 8, 2020, the Company had made additional investments in the amount of approximately $2,700,000. Including investments reported in the balance sheet as of December 31, 2019, the Company has now invested in a total of $4,547,375 of commercial real estate assets. The economic terms of recent investments are similar to those investments that had been made as of December 31, 2019.

Return of Equity from Investment

For January 1, 2020 to December 8, 2020, the Company received $2,500,000 as return of capital from the investment in PPA-LRE Water Ridge JV LP.

Offering Proceeds and Redeemed Proceeds

From January 1, 2020 to December 8, 2020, the Company had raised total gross offering proceeds of approximately $344,694 from settled subscriptions and had issued an aggregate of 34,469 common shares.

From January 1, 2020 to December 8, 2020, the Company had $46,319 in redeemed proceeds.

Distributions Declared

From January 1, 2020 to December 8, 2020, the Company declared distributions in the amount of $279,092 of which $190,576 was paid and $88,516 was reinvested in accordance with the dividend reinvestment program offered by the Company.

Exhibits

Exhibit 2	Articles of Incorporation; Bylaws*
Exhibit 4	Sample Subscription Agreement*
Exhibit 6	Management Agreement; Support Agreement*
Exhibit 8	Escrow Agreement*

*	Filed previously

Page | 29

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Texas on December 8, 2020.

MULTI-HOUSING INCOME REIT, INC.

By:	Casoro Capital Partners, LLC

By	/s/ Yuen Yung
Yuen Yung, Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Monte K. Lee-Wen
Monte K. Lee-Wen, Director and Principal
December 8, 2020

/s/ Yuen Yung
Yuen Yung, Director, CEO
December 8, 2020

Page | 30